Exhibit 99.1

December 2021 Combined Inhibition Of Complement & Leukotriene Pathways To Treat Inflammatory Diseases

2 Forward - Looking Statements Certain statements in this presentation constitute contains “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 and Section 21 E of the Securities Exchange Act of 1934 . These forward - looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made . Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward - looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved . Furthermore, actual results may differ materially from those described in the forward - looking statements and will be affected by a variety of risks and factors that are beyond our control . Such risks and uncertainties for our company include, but are not limited to : needs for additional capital to fund our operations, our ability to continue as a going concern ; uncertainties of cash flows and inability to meet working capital needs ; an inability or delay in obtaining required regulatory approvals for nomacopan (Coversin) and any other product candidates, which may result in unexpected cost expenditures ; our ability to successfully develop nomacopan as a treatment for COVID - 19 - related pneumonia and to successfully commercialize any product in that indication ; our ability to obtain orphan drug designation in additional indications ; risks inherent in drug development in general, and risks specific to the development of potential treatments for COVID - 19 - related illnesses ; uncertainties in obtaining successful clinical results for nomacopan and any other product candidates and unexpected costs that may result therefrom ; difficulties enrolling patients in our clinical trials ; failure to realize any value of nomacopan and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market ; inability to develop new product candidates and support existing product candidates ; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market ; risks resulting from unforeseen side effects ; risk that the market for nomacopan may not be as large as expected ; risks associated with the impact of the outbreak of COVID - 19 ; risks associated with the SEC investigation ; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation ; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities ; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends ; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U . S . Securities and Exchange Commission, including our most recently filed Annual Report on Form 20 - F filed with the SEC on March 31 , 2020 . The statements made in this presentation speak only as of the date stated herein, and subsequent events and developments may cause our expectations and beliefs to change . Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward - looking statements contained in this presentation to reflect subsequent information, events, results or circumstances or otherwise . While we may elect to update these forward - looking statements publicly at some point in the future, we specifically disclaim any obligation to do so, whether as a result of new information, future events or otherwise, except as required by law . The trademarks included herein are the property of the owners thereof and are used for reference purposes only . Such use should not be construed as an endorsement of such products . This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction .

3 • Lead drug, first in class, differentiated bifunctional mechanism of action – Nomacopan directly inhibits complement C5 and leukotriene B4 (LTB4) – Targeting inflammatory indications where blocking both proinflammatory mediators may be more effective than inhibiting either pathway alone • Positive clinical and safety data – with two open Phase 3 clinical studies : – Bullous Pemphigoid – severe dermatological orphan condition – Pediatric HSCT - TMA – ultra orphan indication and gateway into broader TMA space • Development pipeline - large markets with partnering upside: – Back of eye (long - acting PAS - nomacopan) – Geographic Atrophy (dry AMD) large market, no treatments – Surface of eye (topical) – dry eye remains poorly treated for severe patients – Pulmonary (inhaled) – focus on treating exacerbations across multiple severe respiratory diseases Akari Overview Targeting Inflammatory Diseases With Unmet Need HSCT - TMA: Hematopoietic Stem Cell Transplant - Related Thrombotic Microangiopathy Only dual inhibitor of C5 & LTB4 in complement treatment space

Nomacopan's Competitive Advantage: Synergistic Inhibition of Two Key Effectors Driving Autoinflammation



Nomacopan achieves synergistic effect by inhibiting two independent but related activation pathways active in multiple inflammatory diseases
Complement (C5) inhibition
C3 convertase
C3
C3b
Opsonization and clearance of immune complexes
Amplification loop
C3b
C5 convertase
C5
Anaphylatoxins
C3a
C5a
Engagement GPCRs C5aR/C5aL2
C5b
C6
C7
C8
C9
Membrane Attack Complex (MAC)
Mediators of pathology drive disease maintenance
Granulocyte activation
Macrophage activation
Mast cell degranulation
Proinflammatory cytokines
Procoagulant effects
Cell lysis / Proliferation
Modulation B and T cells
Leukotriene (LTB4) inhibition
PLA2
Arachidonic acid
ALOX5
Spasmogenic
cysLTs
Lipox
Anti-inflammatory
LTB4
LTA4H
Engagement GPCRs BLT1/BLT2
Induces VEGF and IL17/Th17 polarization independently of terminal complement
Nomacopan
By inhibiting C5 activation, prevents formation of the MAC and C5a which signals through 2 cell surface GPCRs
By sequestering LTB4, prevents interaction of the proinflammatory eicosanoid with its 2 cell surface GPCRs

4

Nomacopan's Mechanism of Action is Highly specific, Well Understood and Supported by Clinical Efficacy Data

Effective Complement Inhibition

- **Tight binding** – nomacopan inhibits activation of complement C5 in a similar way to eculizumab **(K_D 0.1-1nM)**
- **Terminal complement fully inhibited** during long-term self-administration of nomacopan by paroxysmal nocturnal hemoglobinuria (PNH) patients
- **Nomacopan reduced transfusion dependence by 79%** in transfusion dependent PNH patients (vs. 50-60% with eculizumab*)



Top view of nomacopan (Cyan) bound to C5 Jore et al. 2016

Effective Leukotriene Inhibition

- **Unique mode of action :** by tightly sequestering LTB4 within body of protein 'ligand capture' (**K_D 0.1nM**), prevents LTB4 receptor mediated cell activation
- **Drug effect:** Nomacopan 3X more effective in *ex vivo* neutrophil chemotaxis model than U75302, an LTB4 receptor inhibitor



Nomacopan binding to LTB4 Roversi et al. 2013

Positive Safety Profile

- Total of >35 cumulative patient years nomacopan exposure with only one reported possibly drug-related SAE (a urinary tract infection)

* Brodsky et al., 2008, SHEPHERD study, Hillmen et al 2013 - Phase III study of eculizumab and ravulizumab (Wook Lee et al., 2019) transfusion independence respectively increased from 21% to 66% of and 23% to 74% of patients over first 6 months of treatment

5

6 Formulation Therapy Area Disease Preclin. Phase 1 Phase 2 Phase 3 Systemic Sub - cutaneous nomacopan Dermatology Bullous Pemphigoid Hidradenitis Suppuritiva + additional opportunities Hematology Pediatric HSCT - TMA Adult HSCT - TMA + additional opportunities Clinical Pipeline Progressing Into Phase 3 Studies Primary In planning / Future partnering potential Potential future expansion Potential future expansion Inhaled Pulmonology Lung exacerbations Initial proof of principle sub Q study IVT PASylated nomacopan Ophthalmology Back of the eye / Geographic Atrophy Topical nomacopan Surface of eye / Dry Eye Phase 2 pharmacodynamic study Preclinical project ongoing

7 Bullous Pemphigoid: Chronic Disease, No Specific Approved Therapies Bullous pemphigoid - Hidradenitis suppuritiva (HS) - Epidermolysis bullosa acquisita (EBA) - Mucous membrane pemphigoid (MMP) Psoriasis

Bullous Pemphigoid is an Auto-Immune Blistering Skin Disease with Few Treatment Options and no Biological Therapies

AKARI THERAPEUTICS

Unmet Need

High dose oral corticosteroid (OCS) use associated with approximately 3-fold increase in mortality
- Need for rapidly efficacious steroid-sparing therapy

Prevalence

Most common auto-immune blistering skin disease
- 120K patients in US+EU; 75% are moderate/ severe
- Majority of cases in elderly

Cause

Auto-antibodies to epidermal basement membrane proteins leads to separation of dermis/epidermis
- In animal models C5 & LTB4 initiate and maintain inflammatory drive in BP with cell recruitment leading to blisters

Treatment

No specific approved therapies
- SOC for moderate/severe patients is high dose OCS / superpotent topical steroids

Status

Phase 3 initiated
- Nomacopan has designated Orphan and Fast Track status for BP

8

Nomacopan's Dual C5 & LTB4 MOA Together Act Upstream Of Most Competitors in Development in Bullous Pemphigoid

AKARI THERAPEUTICS

In animal models Nomacopan inhibits multiple cytokines implicated in BP, as well as the direct effector mechanisms mediated by C5 and LTB4

Inflammatory markers inhibited by nomacopan in polymicrobial sepsis mouse model



Type 1
% Decrease
0
10
20
30
40
50
60
70
80
90
100
IL2
IL10
TNF
IFN Gamma
Type 2
% Decrease
IL4
IL5
IL6
IL13
IL17
Macrophages/ Antigen presenting cells
% Decrease
IL-alpha
IL-beta
Rantes
GM-CSF
Eotaxin
IL12p40
MCP1
MIP1-alpha
MIP1-beta

Implicated in BP

- Nomacopan's upstream mode of action differentiated in BP
- Other drugs in development for BP primarily operate downstream of nomacopan, inhibiting specific cytokines/chemokines or immunoglobulins
- Dupilumab (Dupixent) inhibits IL-4 & IL-13 and benralizumab (Fasenra) inhibits IL-5, and ustekinumab (Stelara) inhibits IL12 and IL23 (via IL12p40). **See left** ○

Nomacopan (coversin) data adapted from Figs. 1, 2 & 3 of *Huber-Lang et al. J Immunol 2014; 192:5324–5331;*
BP activity taken from *Le Jan et al 2019*: IL17, IL22, IL6 and IL23 raised in blister fluid; TGFbeta raised in serum; *Salz et al 2017*: IL31 elevated in serum and blister fluid

9

10 0 10 20 30 40 50 60 (14) (7) 0 7 14 21 28 35 42 Days Phase 2: Rapid Reduction in BPDAI Activity Scores On Nomacopan • All prior treatment, including steroids, withdrawn circa one week prior to initiation of treatment with nomacopan • Addition of <30g/week low dose 0.1% llesional mometasone, a moderate topical steroid, was permitted from study initiation thr oug h Day 21. Mometasone may stabilize mild BP - but is not sufficiently potent to control moderate or severe BP Mean BPDAI Activity + 90% CI Individual Patients BPDAI Activity 0 5 10 15 20 25 30 35 40 45 50 (14) (7) 0 7 14 21 28 35 42 BPDAI Total Activity Score Days 101 - 003 201 - 001 202 - 001 204 - 001 201 - 002 101 - 005 101 - 007 • Rapid clinical response • 7 of 9 patients were responders • Clinical response similar to potent oral steroids • 3 patients exhibited essentially complete remission within 6 weeks of treatment • No reported grade 3, 4 or 5 treatment - related Adverse Events • Results underpin ongoing Phase 3 trial with rapid steroid tapering Phase 2 Observations Single arm (n = 9); 42 days treatment; mild - moderate active BP; endpoints safety (primary) and BPDAI/QoL at Day 42

BP Phase 3 Trial Design Summary – and example response of two putative patients in the trial



Disease Control
Oral Steroid Dose
Tapering
Minimal OCS
Patients who do not complete tapering by week 16 cannot achieve **disease remission for 8 weeks between week 16-24 of trial** which is primary endpoint
Remission
weeks
OCS taper can begin at 2 weeks if patient has CDA
Minimal OCS possible by 6 weeks
Minimal OCS by 16 weeks to be eligible for primary endpoint

- Recruiting moderate and severe patients with oral corticosteroids (OCS) as current standard of care
- Systemic oral steroid - starting 0.5mg/kg/day
- Steroid tapering and disease remission phases
- Home monitoring to decrease patient burden
- Nomacopan likely to be additive to OCS, as each therapy impacts different immune pathways
- Testing 45mg (fully inhibiting C5 & LTB4) and 15mg (partially inhibiting C5 & fully inhibiting LTB4) vs single 30mg dose used in Phase 2

Patient 1: tapers to minimal OCS by 8 weeks and remains in disease remission

Patient 2: does not taper to minimal OCS by 16 weeks and fails primary endpoint

Note : if achieve wk16 remission but not maintained to week 24 also fail primary end point

11

BP Phase 3 Design Provides Interim Readout After Part A


Part A
(not powered, n = 48)
10 days
24 weeks
4 weeks
OCS Stabilization, Tapering & Remission
Screening & Randomisation
n = 16
45 mg/day nomacopan
+ starting 0.5 mg/kg/day OCS
n = 16
15 mg/day nomacopan
+ starting 0.5 mg/kg/day OCS
n = 16
Placebo
+ starting 0.5 mg/kg/day OCS
Follow-up
Follow-up
Follow-up
Type A FDA Meeting
Part B
(powered, n = TBD)
10 days
24 weeks
4 weeks
OCS Stabilization, Tapering & Remission
Screening & Randomisation
n = TBD
TBD mg/day nomacopan
+ starting 0.5 mg/kg/day OCS
n = TBD
Placebo
+ starting 0.5 mg/kg/day OCS
Follow-up
Follow-up

Primary endpoint: Achievement of Complete Disease Remission (Cr_{on}) on minimal OCS therapy (0.1mg/kg/day) for 8 weeks or more by Week 24

[CRon = Absence of new or established lesions and absence of pruritic symptoms while patient is receiving minimal therapy (≤ 0.1 mg/kg/day OCS) for at least 8 weeks]

12

Additional Dermatology Indications for Nomacopan

AKARI THERAPEUTICS

BP a circa $0.5bn peak sales opportunity with $1 billion+ peak sales in potential follow on dermatology targets

Hidradenitis suppurativa (HS)

Nomacopan uniquely inhibits three critical pathways

Rationale for clinical program in HS

C5a
- **InflaRx**: IFX-1 - C5a inhibition - Phase 3
- **Chemocentryx**: Avacopan - C5aR inhibition Phase 2

MAC (C5b9)
- C5b9 elevated and activates multiple pathways, including TNF - target of only HS-approved drug, adalimumab

LTB4
- **Novartis**: Phase 2 (n=120) with LYS006, an LTA4H inhibitor (the enzyme that synthesises LTB4)
- LTB4 is elevated in HS patients and in a trial with ustekinumab (anti-IL12/IL23); good responders had low LTA4H

Epidermolysis bullosa acquisita (EBA)

Mucous membrane pemphigoid (MMP)

Blistering skin diseases with similar pathology to BP and where C5 and LTB4 both implicated

HS : Other mediators being directly targeted include IL17, IL23, IL1alpha and CXCR1/2 which are downstream to and likely to be inhibited by nomacopan (in addition to its direct effect on C5 and LTB4

REFERENCES: *Kanni et al., 2018*: Complement activation in hidradenitis suppurativa; *Frew et al., 2019*: Topical, systemic and biologic therapies in hidradenitis suppurativa; *Penno et al., 2020*: Lipidomics profiling of hidradenitis suppurativa skin lesions reveals lipoxygenase pathway dysregulation and accumulation of proinflammatory leukotriene B4; *Blok et al., 2016*: Ustekinumab in hidradenitis suppurativa

13

14 HSCT - TMA: Hematopoietic Stem Cell Transplant - Related Thrombotic Microangiopathy HSCT - TMA: Potential of high Clinical Impact No Approved Therapies Pediatric & Adult HSCT - TMA Paroxysmal nocturnal hemoglobinuria Atypical hemolytic uremic syndrome Anti - phospholipid syndrome Vasculitis TMA in SLE

HSCT-TMA (Pediatric & Adult): Potential To Reduce Mortality In Aggressive Disease

AKARI THERAPEUTICS

Unmet Need

High mortality rate of up to 80% associated with severe pediatric HSCT-TMA
- Need for rapid, complete & sustained C5 & potentially LTB4 inhibition

Prevalence

~10K pediatric HSCT and ~60K adult HSCT performed in US + EU annually
- TMA diagnosed in up to 30% of HSCT
- 50% of the HSCT-TMA cases are severe

Cause

Vicious cycle of inflammation leads to progressive organ damage and death
- Complement activation leads to endothelial tissue injury, a prothrombotic state
- LTB4 shown to impact GVHD progression and activate endothelial surfaces and neutrophil extracellular traps (NETs) exacerbating prothrombotic state and elevating inflammation

Treatment

No approved therapies (SOC transfusions and immunosuppressants)
- Off-label use of eculizumab especially in US – used at higher dosing level than in PNH

Status

Phase 3 study ongoing in pediatric population
- Nomacopan has designated Orphan and Fast Track status for HSCT-TMA

15

16 Pediatric HSCT - TMA Phase 3 Program Goals: Transfusions, Renal Function, Survival • Targeting severe HSCT - TMA with elevated sC5b9 and proteinuria • Early diagnosis and intervention critical to optimize responder outcomes • Target population c. 50% of patients with HSCT - TMA • Treatment goals – Decrease transfusions – Renal improvement – Increase survival 0% 25% 50% 75% 100% HSCT - TMA Severity HSCT - TMA Responders Proteinuria Only sC5b9 only Elevated sC5b9 & Proteinuria Extreme Elevation of Markers Moderate HSCT - TMA Target patient group as per trial inclusion criteria (c.50% of patient population) SOC Treatment objective Conceptual Treatment Profile Severe HSCT - TMA Source: Conceptual graphic based on review of treatment literature, including Jodele et al Blood 2014 and Jodele et al., Transfus Apher Sci 2016; 54: 181 - 190

17 Primary Endpoints Pediatric HSCT - TMA Open - Label Phase 3 Study: • Response - based end point • Reduced transfusion dependence and renal improvement PK/PD Dose confirmation, safety and efficacy N=7 (three age cohorts) Part B Up to 180 days treatment Safety and efficacy (may include Part A patient data) Part A 90 - 180 days treatment Interim readout FDA meeting Severe patients 0.5 to <2 years > 2 to <9 years > 9 to <18 year

Additional Hematology Indications for Nomacopan

AKARI THERAPEUTICS

$1 billion peak sales in potential follow on hematology targets

$100M* market → **$500M* market** → **>$1bn total markets****

Pediatric HSCT-TMA → **Adult HSCT-TMA** →

Atypical Hemolytic Uremic Syndrome
- In aHUS *ex-vivo* model, C5b9 elevated on endothelial cells exposed to aHUS patient serum. LTB4 also increases C5b9 deposition. Nomacopan reduces C5b-9 deposition to normal levels

Anti-phospholipid syndrome
- In APS model nomacopcan reduces induced thrombi in mouse by 90% compared to normal human serum. Both C5 & LTB4 likely to play a role in disease[1]

TMA+SLE, Vasculitis, etc.
- C5 and LTB4 implicated in wide range of endothelial and kidney diseases. Ongoing *ex vivo* study at Ohio State University (OSU)

* US and EU5 markets only
** Initial and follow-on indications; company sources
Note : market size projection are company estimates based on existing treatments and prevalence
[1]Romay-Penabad et al., *Lupus* 2014; 23:1324-1326

18

19 Dry eye Dry AMD / GA Uveitis Wet AMD Ophthalmology Program In Dry AMD/GA & Dry Eye Large Markets, Partnering Opportunities

20 Topical Nomacopan: Surface of the Eye Inflammatory Diseases • Nomacopan superior to dexamethasone and cyclosporin in experimental immune conjunctivitis; suppresses pro inflammatory Th2 and Th9 cells • LTB4 significantly elevated in tear fluid of allergic conjunctivitis patients and C5 and LTB4 receptors detected in conjunctiva − Supports potential treatment role for nomacopan • Phase 1/2 study in AKC*, a severe form of conjunctivitis, showed : − Nomacopan administered as eye drops twice daily for 56 days was comfortable and well tolerated − No drug related SAEs In many of the surface of the eye inflammatory conditions, totaling up to $3bn, patients with more severe disease lack effective treatment options • Open IND : Exploring optimal target disease for topical nomacopan, with options including Mucous Membrane Pemphigoid (autoimmune pathology related to BP) and severe forms of Dry eye * Atopic Keratoconjunctivitis Note : market size projections are company estimates based on existing treatments and prevalence

Potential for Long-Acting PASylated-Nomacopan in Back of the Eye Diseases, Including Geographic Atrophy/Dry AMD (GA)

AKARI THERAPEUTICS

- C5 & LTB4 receptors both identified in retina and a target for treatment across multiple back of the eye diseases including GA, uveitis and DME
- In experimental autoimmune uveitis, a back of the eye inflammatory disease, long-acting PAS nomacopan significantly reduced inflammation
- Inhibition of LTB4 significantly also reduces VEGF-A production, which can cause damaging choroidal neovascularization
- Long-acting PAS-nomacopan has potential to extend dosing interval

No approved treatment for GA: potential ~$10bn+ market

Pre-clinical program being extended for long-acting engineered PAS-nomacopan, with anticipated H1 2022 data, to enable:

- Optimal dosing and new PAS constructs to further extend hydrodynamic radius, half life and hence residency time - a key patient issue
- CMC optimization for back of the eye PAS formulation; objectives include further enhancing product quality, removing histopathology inconsistency and progressing to GMP manufacturing

Am J Pathol. 2021 Feb;191(2):320-334. doi: 10.1016/j.ajpath.2020.10.010. Epub 2020 Nov 4.

Leukotriene B $_4$ and Its Receptor in Experimental Autoimmune Uveitis and in Human Retinal Tissues: Clinical Severity and LTB $_4$ Dependence of Retinal Th17 Cells

Malihe Eskandarpour [1], Yi-Hsing Chen [2], Miles A Nunn [3], Sarah E Coupland [4], Wynne Weston-Davies [3], Virginia L Calder [5]

cells MDPI

Review

Immune-Mediated Retinal Vasculitis in Posterior Uveitis and Experimental Models: The Leukotriene (LT)B4-VEGF Axis

Malihe Eskandarpour [1,*], Miles A. Nunn [2], Wynne Weston-Davies [2] and Virginia L. Calder [1]

21

• Complement C5 and C3 inhibition for treatment of GA looks promising • APL - 2 (anti - C3) from Apellis in submission to FDA, and Zimura (anti - C5) from Iveric in pivotal Phase 3 However, both drugs : − Have mixed clinical response in reduction in lesion growth − Cause higher incidence of new cases of choroidal neovascularization (CNV) than sham, requiring additional intravitreal injection rescue treatment (VEGF inhibitors) − Standard treatment requires an injection every month into the eye, which is challenging for patients • PASylated - nomacopan therapy has potential for: − Improved efficacy due to complement inhibition and additional anti - inflammatory activity by inhibiting elevated LTB4 in eye − Fewer new cases of neo vascularization – reducing need for anti - VEGF treatments − Decreased injection frequency from current once monthly therapies Potential Advantages of Treating Geographic Atrophy (GA) with Long - Acting PASylated - nomacopan Current Situation Potential Improvement 0 20 40 60 80 100 120 % Total Lysis 0.01 0.1 1 Drug concentration (µM) Inhibition of intensive alternative pathway complement activation measured by rabbit red blood cell lysis PAS - nomacopan:highly effective C5 inhibitor • Nomacopan C5 binding is very tight (K D 0.1 - 1 nM ) 1,2 • PAS - nomacopan inhibits C5 more effectively than nomacopan in lysis model 1 Roversi et al., J Biol Chem. 2013;288:18789 – 18802; 2 Macpherson et al., J Biol Chem . 2018; 293:14112 - 14121;

23 PASylated - nomacopan: Potentially Improved Clinical Response and Safety by Reducing CNV Risk in GA Patients Nomacopan and PAS - nomacopan reduce VEGF levels in mouse model of severe uveitis: PAS - nomacopan has comparable effect to anti - VEGF antibody • PAS - nomacopan inhibits C5 and LTB4, which has additional potent anti - inflammatory benefits in animal models − In experimental uveitis, PAS - nomacopan reduced r etinal inflammation by 58% compared to saline and 42% compared to anti - VEGF 1 • By reducing VEGF, PAS - nomacopan may reduce risk of CNV conversion in GA patients and associated rescue therapy • Higher incidence of damaging CNV( neovascularisation) in GA patients across APL - 2 (Apellis) and Zimura ( Iveric ) clinical studies. This may then require treatment with additional rescue injections of VEGF inhibitors • PAS - nomacopan in mouse model of severe uveitis: − Inhibited VEGF 1 (top panel) by preventing cell activation of M2 macrophages by LTB4 released by damaged retinal pigment epithelium (RPE) 2 (lower panel) • In laser - induced neovascularisation mouse model, single PAS - nomacopan dose saw significant CNV reduction (p=0.02), in line with Eylea (anti - VEGF) 3 V E G F ( p g / m l ) S a l i n e n o m a P A S - n o m a a n t i - V E G F H e a l t h y c t 0 100 200 300 p=0.044 p=0.048 1 & 2) RPE damage by lipid oxidation products causes synthesis LTB4, which recruits neutrophils and monocytes to retina 3 & 4) Paracrine/autocrine loop through BLT1 also recruits M2 macrophages which secrete VEGF - A 5) Acceleration of CNV due to elevated VEGF - A REFERENCES: 1 Eskandarpour et al. Cells 2021; 10:e396; 2 Sasaki et al. Int Immunol. 2019;37:607 - 615; 3 Model performed by IRIS Pharma Mechanism VEGF inhibition by PAS - nomacopan : (LTB4 receptor) (LTB4 receptor) Source : Sasaki et al

Potential for PAS-nomacopan to Extend Dosing Interval for Intravitreal Eye Injections, Increasing Safety & Convenience

- PASylation of nomacopan provides major half-life extension with same potent binding to C5 and LTB4 as compared to parent drug nomacopan
- Addition of PAS (a proline, alanine, serine repeat) greatly increases nomacopan's hydrodynamic radius (Rh) and molecular weight (MW); increasing half-life, leading to potential reduced injection frequency
- PAS600-nomacopan MW is 68kDa; but apparent MW by size exclusion chromatography is c.580kDa with a hydrodynamic radius of 9.3nm[1]
  - Competitive vitreal and retinal rabbit half life of 5-6 days* based on standard rabbit PK eye model
  - PAS-nomacopan relatively soluble and can be injected with a standard 30-gauge needle at concentrations > 60mg/ml (e.g. 6 mg for a 0.1ml injection)
  - Potential for 3 monthly injections using PAS-600 nomacopan
- Additional pre-clinical programs including tox and studies with PAS-nomacopan constructs with a larger hydrodynamic radius to further reduce injection frequency
- APL-2 (C3 inhibition) and Zimura (C5 inhibition) both have dosing constraints : C3 is at 30x level of C5 in the eye[2] and Zimura due to its viscosity requires 2 injections of 0.1ml for 4mg dosing[3]

Larger hydrodynamic radius associated with longer vitreous half life


A
Vitreous Half-Life (days)
10
1
1
10
Rh (nm)
Rabbit
Non-Human Primate
Human

Source : Crowell et al., *Trans Vis Sci Tech*. 2019; 8:1

(1) Kuhn et al., *Bioconjugate Chem*. 2016; 27:2359-2371
(2) Mandava et al., *Retina* 2020;61: e39
(3) Jaffe et al, Ophthalmology 2020

*Est rabbit vitreal half life of 2.5-2.9 days for Lucentis and 3.9 to 4.6 for Eylea : Garcia-Quintanilla et al 2019 and Park et al, IOVS 2016

24

25 Potential Across Multiple Pulmonary Indications Large Markets, Partnering Opportunities COVID - 19 Severe asthma COPD PAH

Inhibition of C5 & LTB4 by Nomacopan Established Across Multiple Pulmonary Indications in Preclinical Models



Lung model of immune-complex alveolitis
Dual inhibition superior to C5 or LTB4 inhibition alone
Neutrophils in BAL [x10^4]
50
40
30
20
10
0
p<0.01
p<0.01
p<0.05
p<0.05
OVA: - - + + + +
Inhibition: none LTB4 C5 none LTB4 C5 C5 LTB4
nomacopan
MK886

Source : Roversi et al (2013) JBC 288: 18789 - 18802



Neutrophils
BAL neutrophils
250000
200000
150000
100000
50000
0
P <0.05
PBS
PBS/L-COV
HDM
L-nomacopan
Eosinophils
BAL eosinophils
800000
600000
400000
200000
0
p=0.08
PBS
PBS/L-COV
HDM
L-nomacopan

Source: Akari preclinical study with Imperial College, London- House Dust Mite challenge in Mice

- Leukotriene pathway validated in the lung. Zileuton® (general leukotriene inhibitor) approved in **severe asthma**
- Preclinical lung models show additive effects of C5 and LTB4 inhibition by nomacopan
- LTB4 inhibition by L-nomacopan reduced neutrophil & eosinophil recruitment to bronchoalveolar
- Nebulized nomacopan provides median particle size <5μM for deep lung delivery

26

Targeting Improved Treatment of Severe Lung Exacerbations

AKARI THERAPEUTICS

Inadequate current treatment options

- High prevalence of respiratory inflammatory disease
  - 2nd most common global cause of death
  - **Carries high personal & health care costs**
- Exacerbations drive clinical visits and hospital admissions, particularly in winter

Patients live in fear :

- Need for a treatment specific for hyperinflammatory response
- Ability for patients to administer a simple inhaled therapy to **preempt full scale exacerbations**
- **Improved patient control** when standard therapy fails

Complement (C5) and Leukotriene (LTB_4) strongly implicated in **driving hyperinflammatory response**

24 COPD patients at baseline and on exacerbation



Sputum
p<0.001
C5a (ng/ml)
0
2
4
6
8
d
Baseline
Exacerbation



Sputum C5a levels in COPD patients enable prediction of rate of recovery
r=0.5334, p=0.0154
Recovery (days)
150
100
50
0
-2
0
2
4
6
8
Change in C5a (ng/ml)

COVID pneumonia observational study

- Plasma levels of C5a, C5b9 and LTB4 elevated
- Levels of C5a (p = 0.001) and C5b9 (p = 0.019), significantly higher in patients that worsened from moderate to severe
- Potential biomarkers for disease progression

Note: Westwood J-P et al. *ERJ Open Res.* 2016; 2:00027-2016

27

28 Akari Summary • Dysregulation of complement and leukotriene pathways implicated across a wide range of poorly treated inflammatory diseases • Multiple formulations (Sub - Q, topical, inhaled, long - acting PAS - nomacopan) provides risk diversification and flexibility in terms of partnering / collaborations • Recent $1 billion+ acquisitions* focused on complement - mediated diseases • Late - stage orphan programs in pivotal studies • Lead indications are gateways to high potential follow - on indications − Earlier - stage programs in blockbuster indications * Acquisitions of RA Pharma by UCB, Achillion by Alexion and Alexion by AstraZeneca Platform Molecule Validated Therapeutic Approach Late stage

29 Appendix

LTB4 Ligand Capture: Nomacopan's Advantageous & Unique Mode of Action (MOA)

AKARI THERAPEUTICS



Arachidonic acid
Zileuton*
MK-0633
TA-270
5-LOX
FLAP
GSK2190915
DG-031
MK886**
DG051
JNJ-40929837
Acebilutsat
Ubenimex*
Novartis -LYS006**
LTA4
LTA4H
Lipoxygenases
LTC4S
LTC4
LTD4
LTE4
Spasmogenic
LTB4
Pro-inflammatory
Lipoxins
Anti-inflammatory
LY-293111
ONO-4057
BIIL284 CP105696
U75302**
BLT1
BLT2
GPCRs
Nomacopan
By binding to and capturing LTB4 is unlikely to have off-target effects seen in other inhibitors

Note : *approved, **referenced in presentation deck

Off-Target Effects of Other Inhibitors

5-LOX / FLAP inhibitors

- Reduces anti-inflammatory lipoxins

BLT1/BLT2 antagonists

- Realization that anti-inflammatory mediators also signal through BLT1/BLT2

LTA_4H inhibitors

- Secondary anti-inflammatory role for LTA_4H in degrading pro-inflammatory/ remodelling mediator PGP

Note: LTB4 capture by nomacopan is external to cell so will not interfere with recently described anti-inflammatory effects of LTB4 within cells

30

31 Interaction Of C5 & LTB4 in Bullous Pemphigoid Pathology Sadik et al., Semin Immunol 37:21 - 29 (2018)

Rational for Nomacopan in Bullous Pemphigoid Preclinical Efficacy & Elevated C5a/LTB4 (In BP Patients)

AKARI THERAPEUTICS

Elevated levels of LTB4 and C5a indicate activation of complement and synthesis of LTB4 in blisters

LTB4 levels
Human blister fluid



400
300
200
100
0
pg/ml
S281
S287
S288
S289

C5a levels in
blister fluid diluted 1:25



1500
1000
500
0
pg/ml
P8000281
P8000287
P8000288
P8000289

Nomacopan inhibiting C5+LTB4 more effective than inhibiting LTB4 alone



ABSA
7
6
5
4
3
2
1
0
0
2
4
6
8
10
12
Day
Vehicle treatment
0.1 mg/kg PAS-L- Nomacopan
1 mg/kg PAS-L- Nomacopan
10 mg/kg PAS-L- Nomacopan
2.5 mg/kg Nomacopan

- Mouse model of BP-like epidermolysis bullosa acquisita (EBA)
- ~80% reduction in absolute body surface area affected by blisters (ABSA) on Nomacopan (SQ) compared to vehicle
- Long acting LTB4-only Nomacopan (10 mg/kg) ameliorates blister formation, but less effective than molar equivalent dose of Nomacopan (2.5 mg/kg) inhibiting C5 + LTB4

Preclinical passive mouse model of epidermolysis bullosa acquisita (EBA)

32

Cooperative Research & Development Agreement (CRADA) With US Army In Trauma

USAISR study of complement level in trauma patients


4x increase in sC5b-9 levels in trauma patients
Serum sC5b-9 (ng/ml)
1000
800
600
400
200
0
Healthy
ED
D1
D2
D3
D5
D7

Nomacopan (OmCI) reduces neural damage in mouse trauma model complete neurologic disability
complete neurologic recovery
NSS
PBS
Nomacopan 0'
Nomacopan 15'
Nomacopan 30'
Time post-TBI (hour)
0
20
40
60
80
10
8
6
4
2
0

- Ongoing collaboration with U.S. Army Institute of Surgical Research (USAISR) to evaluate nomacopan activity in pig model of blast injury and haemorrhagic shock
- Nomacopan reduced secondary neuroaxonal loss and promoted neurologic recovery after traumatic brain injury (in mice)
- Nomacopan does not require special handling and can be carried at ambient temperature; may facilitate use in prehospital settings
- C5 and LTB4 inhibition by nomacopan for treatment of trauma is supported by a large body of literature reflecting the harmful role for both these inflammatory mediators in early pathophysiology of trauma & haemorrhagic shock

Early complementopathy predicts the outcomes of patients with trauma; Li Y, et al. Trauma Surg Acute Care Open 2019;4:e000217
Inhibition of the Membrane Attack Complex of the Complement System Reduces Secondary Neuroaxonal Loss and Promotes Neurologic Recovery after Traumatic Brain Injury in Mice; J Immunol 2014; 192:2339-2348

33

Active Pipeline Program Expansion

AKARI THERAPEUTICS

Engineered Nomacopan

- New chemical entity with extended patent protection
- Long-acting PASylated nomacopan with potential for weekly Sub-Q and in frequent IVT dosing
- Tissue targeted : nomacopan linked to peptides which bind to specific disease related tissue such as neuromuscular junction
- Ligand specific: C5 or LTB4 inhibition only for diseases that do not require inhibition of both mediators

Other lipocalin molecules

- Votucalis captures histamine uniquely preventing activation of all four histamine receptors which can induce diverse pathophysiological processes, including chronic pain, itch and inflammation. Potential for topical delivery.

34

December 2021 Combined Inhibition Of Complement & Leukotriene Pathways To Treat Inflammatory Diseases